UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2021

SOLUTIONS VENDING INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11184

Delaware	46-1090667

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

997 N Fourth Street Columbus, OH. (Address of principal executive offices)	43201 (Zip Code)

305-967-4765

Registrant’s telephone number, including area code

In this Special Financial Report, the term “Solutions Vending International,” “we,” or “the company” refers to Solutions Vending International, Inc.

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and the industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2021 (the “2021 Interim Period”), and the six-month period ended June 30, 2020 (the “2020 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Introduction

We have developed a proprietary kiosk and an accompanying software platform, that allows brands and retailers to, among other things, sell and/or dispense their products and track and improve revenue through, such features as demographic ad targeting, advanced payment features, inventory management, and sales tracking and data analytics. We use computer vision, facial recognition, and machine learning to collect customer data at the point of sale or order, including customer age, gender, emotion and engagement. In addition to selling our kiosks to brands and retailors and licensing them our software platform on a subscription basis, we intend to license our proprietary API to third party kiosk and vending machine manufacturers to incorporate the functionality of our software into their existing and new machines. Our mission is to equip entrepreneurs and brands with ready retail solutions that allow rapid retail expansion, incredible customer experiences, and powerful sales data. We do not intend to operate or dispense products from our kiosks.

We also plan to leverage third party blockchain technology that will allow for the secure management of customer data and enable the compliant sale of regulated products including cannabis, pharmaceuticals, tobacco, gaming products and alcohol from vending machines and kiosks.

Results of Operations

Net Revenue

For the 2020 Interim Period, our net revenue was $40,042 compared to $0 for the 2020 Interim Period. Our revenue in 2021 consisted of completed software development services.

Operating Expenses

For the 2021 Interim Period, our operating expenses were $808,707, consisting of $214,297 for research and development expenses, $163,795 for sales and marketing expenses, and $430,615 for general and administrative expenses. For the 2020 Interim Period, our operating expenses were $619,173, consisting of $172,093 for research and development expenses, $80,612 for sales and marketing expenses, and $366,468 for general and administrative expenses. The increases in our operating expenses during the 2021 Interim Period primarily resulted from increased headcount, contractors and sales and marketing efforts as we increased operations in all areas.

Loss from Operations

For the 2021 Interim Period we had an operating loss of $768,665, compared to an operating loss of $619,173 for the 2020 Interim Period.

Other Income/Expenses

For the 2021 Interim Period our total other income (expense) was ($2,250), compared to other income of $15,101 for the 2020 Interim Period.

Net Loss

For the 2021 Interim Period we had a net loss of $770,915 compared to a net loss of $604,072, for the 2020 Interim Period.

Liquidity and Capital Resources

Since our inception, we have raised over $4,800,000 through various securities offerings, which we have used for operations, including, $1,070,000 from a Regulation CF campaign we conducted in 2019, $1,032,244 in a Regulation CF campaign we conducted in 2020, and $2,344,449 which we have raised as of September 28, 2021, from our current Regulation A+ financing. As of June 30, 2021, we had $409,827 in cash, compared to $299,782 in cash, as December 31, 2020.

As of June 30, 2021, we had total liabilities in the amount of $428,942, consisting of $20,166 in accounts payables, $73,243 in accrued expenses and other current liabilities, $60,000 in convertible notes payable and a loan payable of $73,200. We, however, recorded $202,333 in deferred revenue as of June 30, 2021 related to deposits we collected for orders that have not yet been delivered, which reduced our total liabilities. As of December 31, 2020, we had total liabilities in the amount of $424,123, consisting of $120,627 in accounts payables, $70,993 in accrued expenses and other current liabilities, $60,000 in convertible notes payable and a loan payable of $73,200. We, however, recorded $99,303 in deferred revenue during the 2020 Annual Period related to deposits we collected for orders that have not yet been delivered, which reduced our total liabilities.

As of September 28, 2021, excluding any future proceeds we may receive from our Regulation A+ offering, we had sufficient operating capital for approximately four months.

We will incur significant additional costs in finalizing the development of our kiosks and PopCom API, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

In 2020, we issued six convertible promissory notes (“2020 Notes”) for an aggregate principal amount of $60,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $5,000,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity). Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of valuation caps ranging from $15,000,000 to $25,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including our shares reserved for future issuance under our equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes’ respective maturity dates, the notes are convertible, at our discretion, into cash or shares of our common stock at conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. Upon our sale, we will pay the holders the amount the holder would be entitled to receive if the note had converted into shares of common stock at a conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. The 2020 Notes have a 2-year term maturing in 2022. The notes bear interest at 7-8% per annum and accrued interest payable on these notes was $5,269 as of June 30, 2021.

In April 2020, we entered into a loan with a lender in an aggregate principal amount of $73,200 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. We may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act

We currently have a $25,000 revolving line of credit with Silicon Valley Bank, the balance of which is $15,000.

Plan of Operations

We are investing in the continued growth of our brand and are seeking to hit the following milestones:

•	Revenue-generating and fully operational with many vending machines in the market

•	Enterprise clients and launch of our PopShop Local program

•	A market leader for automated retail sales.

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on September 28, 2021.

SOLUTIONS VENDING INTERNATIONAL, INC.

By	/s/ Dawn Dickson
	Title:	Chief Executive Officer/Principal Executive Officer

September 28, 2021

/s/ Dawn Dickson
Dawn Dickson, Chief Financial Officer
(Principal Financial Officer, Principal Accounting Officer)

September 28, 2021

/s/ Dawn Dickson
Dawn Dickson, Director

September 28, 2021

/s/ Brian Brackeen
Brian Brackeen, Director September 28, 2021

/s/ Alexa McCulloch
Alexa McCulloch, Director September 28, 2021

SOLUTIONS VENDING INTERNATIONAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2021

SOLUTIONS VENDING INTERNATIONAL, INC.

BALANCE SHEETS

	June 30,	December 31,
	2021	2020
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$409,827	$299,782
Accounts receivable	84,463	-
Total current assets	494,289	299,782
Property and equipment	386,523	159,000
Total assets	$880,813	$458,782

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$20,166	$120,627
Accrued expenses and other current liabilities	73,243	70,993
Convertible promissory notes payable	30,000	-
Deferred revenue	202,333	99,303
Total current liabilities	325,742	290,923
Convertible promissory notes payable	30,000	60,000
Loan payable	73,200	73,200
Total liabilities	428,942	424,123

Commitments and contingencies (Note 8)

Stockholders' equity (deficit):
Class A common stock, $0.0001 par value; 40,000,000 shares designated as of June 30, 2021 and December 31, 2020, 31,852,867 and 28,168,635 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	3,185	2,817
Class B common stock, $0.0001 par value; 20,000,000 shares designated as of June 30, 2021 and December 31, 2020, 20,000,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020	2,000	2,000
Additional paid-in capital	4,792,050	3,788,573
Subscription receivable	-	(184,280)
Accumulated deficit	(4,345,366)	(3,574,451)
Total stockholders' equity (deficit)	451,870	34,659
Total liabilities and stockholders' equity (deficit)	$880,813	$458,782

See accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
Net revenue	40,042	-
Cost of net revenue	-	-
Gross profit	40,042	-

Operating expenses:
Research and development	214,297	172,093
Sales and marketing	163,795	80,612
General and administrative	430,615	366,468
Total operating expenses	808,707	619,173

Loss from operations	(768,665)	(619,173)

Other income (expense):
Interest expense	(2,250)	(1,277)
Other income	-	16,378
Total other income (expense), net	(2,250)	15,101

Provision for income taxes	-	-
Net loss	$(770,915)	$(604,072)

Weighted average common shares outstanding - basic and diluted	29,318,024	25,590,635
Net loss per common share - basic and diluted	$(0.03)	$(0.02)

See accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Class A		Class B		Additional			Total
	Common Stock		Common Stock		Paid-in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity (Deficit)
Balances at December 31, 2019	24,928,678	$2,493	20,000,000	$2,000	$2,132,892	$-	$(2,165,369)	$(27,984)
Issuance of common shares pursuant to Reg CF offering, net of issuance costs	1,854,502	185	-	-	852,136	-	-	852,321
Stock-based compensation expense	-	-	-	-	22,315	-	-	22,315
Net loss	-	-	-	-	-	-	(604,072)	(604,072)
Balances at June 30, 2020 (unaudited)	26,783,180	$2,678	20,000,000	$2,000	$3,007,343	$-	$(2,769,441)	$242,580

Balances at December 31, 2020	28,168,635	$2,817	20,000,000	$2,000	$3,788,573	$(184,280)	$(3,574,451)	$34,659
Issuance of common shares pursuant to Reg A offering, net of issuance costs	3,071,647	307	-	-	919,704	184,280	-	1,104,292
Issuance of restricted common shares	612,585	61	-	-	83,772	-	-	83,834
Net loss	-	-	-	-	-	-	(770,915)	(770,915)
Balances at June 30, 2021 (unaudited)	31,852,867	$3,185	20,000,000	$2,000	$4,792,050	$-	$(4,345,366)	$451,870

See accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
Cash flows from operating activities:
Net loss	$(770,915)	$(604,072)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	83,834	22,315
Changes in operating assets and liabilities:
Accounts receivable	(84,463)	-
Accounts payable	(100,461)	10,417
Accrued expenses and other current liabilities	2,250	(21,078)
Deferred revenue	103,030	8,156
Net cash used in operating activities	(766,723)	(584,262)
Cash flows from investing activities:
Purchases of property and equipment	(227,524)	-
Net cash used in investing activities	(227,524)	-
Cash flows from financing activities:
Proceeds from convertible promissory note agreements	-	30,000
Repayment of promissory notes payable	-	(15,000)
Proceeds from loan payable	-	73,200
Proceeds from issuance of common shares pursuant to Reg CF and A offerings, net	1,104,292	852,321
Net cash provided by financing activities	1,104,292	940,521
Net increase in cash and cash equivalents	110,045	356,259
Cash and cash equivalents at beginning of period	299,782	53,723
Cash and cash equivalents at end of period	$409,827	$409,982

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$1,500

See accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Shoe Vending International, LLC (the “Company”) was a limited liability company organized under the laws of Ohio on October 1, 2012. On March 7, 2017, the Company converted to a Delaware corporation under the name Solutions Vending International, Inc. doing business as Popcom (“Popcom”). The Company is an automated retail technology company providing software and hardware solutions for self-service retailers. The Company is headquartered in Miami, Florida.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $770,915 and $604,072 for the six months ended June 30, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2021 and 2020. As of June 30, 2021, the Company had an accumulated deficit of $4,345,366. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2021 and the statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2021 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the results of its operations and its cash flows for the six months ended June 30, 2021 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2021 and 2020 are also unaudited. The results for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2021 and December 31, 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset. As of June 30, 2021, property and equipment consist of payments for the Company’s vending machine assets which will be owned and leased out to customer upon its completion which is estimated in the second half of 2021. The estimated useful life of vending machine assets are 5-7 years and the Company will begin depreciation when the asset is placed into service. As of June 30, 2021, the machines were not yet in service and still in production.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. In 2021 and 2020, revenue was recognized for software development services as the performance obligations were completed.

As of June 30, 2021 and December 31, 2020, the Company had $202,333 and $99,303, respectively, in deferred revenue pertaining to customer deposits for hardware orders that have not yet been fulfilled.

Advertising and Promotion

Advertising and promotional expense for the six months ended June 30, 2021 and 2020 amounted to approximately $29,000 and $67,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

Stock-Based Compensation

The Company measures stock-based compensation based on the fair value of its common stock on the date of the agreement. The Company uses the Black-Scholes option-pricing model to determine the fair value of warrants.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as June 30, 2021 and 2020 are as follows:

	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
Convertible promissory notes	162,685	93,566
Warrants	-	590,459
Total potentially dilutive shares	162,685	684,025

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2021	2020
	(unaudited)
Accrued personnel costs	$66,100	$66,100
Accrued interest	7,143	4,893
	$73,243	$70,993

5.	DEBT

Promissory Notes Payable

In 2013, the Company issued two unsecured promissory notes for an aggregate principal amount of $30,000. The notes bear interest at 5% per annum. In April 2019, one note was fully repaid and the remaining note was repaid in June 2020.

Convertible Promissory Notes Payable

In 2020, the Company issued six convertible promissory notes (“2020 Notes”) for an aggregate principal amount of $60,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $5,000,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity (“SAFE”)). Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of valuation caps ranging from $15,000,000 to $25,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under the Company’s equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes’ respective maturity dates, the notes are convertible, at the Company’s discretion, into cash or shares of the Company’s common stock at conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. Upon a sale of the Company, the Company will pay the holder the amount the holder would be entitled to receive if the note had converted into shares of common stock at a conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. The 2020 Notes have a 2-year term maturing in 2022. The notes bear interest at 7-8% per annum and accrued interest payable on these notes was $5,269 as of June 30, 2021.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $73,200 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act.

6.	STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

As of June 30, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 60,000,000 shares, $0.0001 par value, of which 40,000,000 shares are designated as Class A common stock and 20,000,000 shares are designated as Class B common stock.

The Class A common stock have no voting rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

During the six months ended June 30, 2021, the Company issued 3,071,647 shares of Class A common stock pursuant to its current Regulation A+ offering for net proceeds of $1,104,292.

During the six months ended June 30, 2020, the Company issued 1,854,502 shares of Class A common stock pursuant to its Regulation CF offering for net proceeds of $852,321.

Restricted Common Stock

During the six months ended June 30, 2021, the Company granted 612,585 restricted shares of Class A common stock, respectively. The Company recorded stock-based compensation expense of $83,834 and $22,315 for the six months ended June 30, 2021 and 2020, respectively, utilizing the respective grant-date fair values of each share issuance. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $483,7129 as of June 30, 2021.

7.	RELATED PARTY TRANSACTIONS

On February 26, 2020, the Company entered into a Statement of Work and CTO Retainer Agreement with Big Kitty Labs, a related party, pursuant to which the Company has agreed to pay Big Kitty Labs monthly in exchange for the services of Mr. Rockwell and Big Kitty Labs. During the six months ended June 30, 2021 and 2020, the Company incurred approximately $103,000 and $95,000 to Big Kitty Labs, respectively.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

8.	COMMITMENTS AND CONTINGENCIES

Lease Agreements

In August 2019, the Company entered into an operating lease for office space. The agreement is a month-by-month lease for monthly rent of $2,350.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

The Company is currently in an open dispute with a former vendor over a 2017 services agreement. The maximum estimated exposure is $9,000 has not been recorded in the financial statements due to the uncertainty of the outcome.

In June 2020, the Company entered into an agreement to purchase certain assets from Wyzerr, Inc., a Delaware corporation, and incurred an initial deposit payment of $50,000. In March 2021, the Company filed a lawsuit against Wyzerr pursuant to the agreement. As of June 30, 20201 the Company has recorded a full reserve of $50,000 for this transaction as collectability cannot be reasonably assured at this time.

9.	SUBSEQUENT EVENTS

From July 1, 2021 through the issuance date, the Company has received approximately $120,000 in net proceeds from the Regulation A+ offering.

Management has evaluated subsequent events through September 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.